BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

21 August 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

8/29

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 21 August 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Announcement of share scheme disclosure 21 August 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

FOR IMMEDIATE RELEASE

Director/PDMR Shareholdings

BAA plc ("BAA") – Corrective Statement - Notification of changes in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2

BAA hereby gives notice that it has been informed in the period since 26 June 2006, being the date that the recommended final offer by Airport Development and Investment Limited for BAA's entire issued and to be issued ordinary share capital (the "Offer") was declared unconditional in all respects, of the transactions in the ordinary shares of BAA set out in the Schedule.

BAA notes that (i) the transactions set out in the Schedule occurred as a result of the Offer; (ii) certain of the transactions set out in the Schedule relate to acceptances of the Offer by the then directors of BAA under the terms of certain irrevocable undertakings entered into by them in relation to the Offer; and (iii) all transactions were carried out either as required by or otherwise in accordance with the rules of the relevant share option and other schemes mentioned in the Schedule.

BAA notes further that the listing of BAA's ordinary shares on the Official List of the UK Listing Authority and their admission to trading on the London Stock Exchange's market for listed equity securities were each cancelled with effect from 8.00 a.m. 15 August 2006, in accordance with the timetable previously announced.

21 August 2006

END

Schedule

A. BAA Performance Share Plan (the "PSP")

On the dates shown below, shares awarded to certain individuals under the PSP were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date	Shares	Date
Stephen Nelson	Director	7,792	27/6/06	11,211	10/8/06
Antony Douglas	Director	13,131	27/6/06	8,895	10/7/06
Margaret Ewing	Director	21,995	27/6/06	31,651	10/8/06
Peter Blausten	Senior Executive	10,889	27/6/06	15,669	10/8/06
Donal Dowds	Senior Executive	9,895	27/6/06	14,238	10/8/06
Duncan Garrood	Senior Executive	18,930	27/6/06	27,239	10/8/06
Paul Griffiths	Senior Executive	13,853	27/6/06	19,933	10/8/06
Colin Hargrave	Senior Executive	9,848	27/6/06	14,171	10/7/06
Ian Hargreaves	Senior Executive	10,392	27/6/06	14,953	10/8/06
Andrew Jurenko	Senior Executive	11,387	27/6/06	16,384	10/8/06
Terry Morgan	Senior Executive	9,333	27/6/06	13,430	10/8/06
Mark Riches	Senior Executive	9,843	27/6/06	14,164	10/7/06
Rachel Rowson	Senior Executive	6,884	27/6/06	9,906	10/7/06
Richard Rundle	Senior Executive	13,848	27/6/06	19,926	10/7/06
John Temple	Senior Executive	10,955	27/6/06	15,763	10/7/06
Mike Toms	Senior Executive	13,947	27/6/06	20,070	10/8/06
Tony Ward	Senior Executive	16,977	27/6/06	24,429	10/7/06

B. BAA Deferred Annual Bonus Plan 2000 (the "DAB 2000 Plan")

On the dates shown below, shares awarded to certain individuals under the DAB 2000 Plan were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date	Shares	Date
Antony Douglas	Director	5,666	27/6/06	8,151	10/7/06
Margaret Ewing	Director	15,071	27/6/06	21,686	10/8/06
Peter Blausten	Senior Executive	884	27/6/06	1,272	10/8/06
Paul Griffiths	Senior Executive	524	27/6/06	753	10/8/06
Colin Hargrave	Senior Executive	5,111	27/6/06	7,353	10/8/06
Ian Hargreaves	Senior Executive	3,534	27/6/06	5,083	10/8/06
Andrew Jurenko	Senior Executive	6,082	27/6/06	8,749	10/7/06
Terry Morgan	Senior Executive	3,167	27/6/06	4,556	10/8/06
Mark Riches	Senior Executive	4,065	27/6/06	5,847	10/7/06
Rachel Rowson	Senior Executive	5,525	27/6/06	7,947	10/7/06
Richard Rundle	Senior Executive	7,652	27/6/06	11,009	10/7/06
John Temple	Senior Executive	5,177	27/6/06	7,448	10/7/06
Mike Toms	Senior Executive	5,071	27/6/06	7,295	10/8/06
Tony Ward	Senior Executive	21,607	27/6/06	31,087	10/8/06

C. BAA Deferred Annual Bonus Plan 2005 (the "DAB 2005 Plan")

On the dates shown below, shares awarded to certain individuals under the DAB 2005 Plan were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date	Shares	Date
Antony Douglas	Director	605	27/6/06	869	10/7/06
Margaret Ewing	Director	3,572	27/6/06	5,139	10/8/06
Paul Griffiths	Senior Executive	1,025	27/6/06	1,475	10/8/06
Colin Hargrave	Senior Executive	1,075	27/6/06	1,545	10/8/06
Andrew Jurenko	Senior Executive	756	27/6/06	1,087	10/7/06
Terry Morgan	Senior Executive	605	27/6/06	869	10/8/06
Mark Riches	Senior Executive	1,163	27/6/06	1,673	10/7/06
Rachel Rowson	Senior Executive	726	27/6/06	1,044	10/7/06
Richard Rundle	Senior Executive	1,452	27/6/06	2,089	10/7/06
John Temple	Senior Executive	302	27/6/06	434	10/7/06
Mike Toms	Senior Executive	756	27/6/06	1,087	10/8/06
Tony Ward	Senior Executive	2,757	27/6/06	3,966	10/8/06

D. Terminal 5 Retention Bonus Plan (the "T5 Plan")

On the dates shown below, shares awarded to the following individual under the T5 Plan were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date	Shares	Date
Antony Douglas	Director	8,600	27/6/06	12,375	10/8/06

E. One-off share awards

On the dates shown below, shares awarded to the following individuals under certain one-off share awards were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date	Shares	Date
Stephen Nelson	Director	889	27/6/06	1,278	10/8/06
Duncan Garrood	Senior Executive	745	27/6/06	1,072	10/8/06

F. BAA 1996 Share Option Scheme (the "ESOS")

On the dates shown below, shares issued to certain individuals following an exercise of options on the same dates under the ESOS were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date	Shares	Date
Antony Douglas	Director	210,191	10/8/06	4,491	11/8/06
Margaret Ewing	Director	101,398	10/8/06		
Peter Blausten	Senior Executive	69,988	10/8/06	6,060	11/8/06
Donal Dowds	Senior Executive	160,541	10/8/06	2,137	11/8/06
Colin Hargrave	Senior Executive	146,384	10/8/06		
Ian Hargreaves	Senior Executive	59,711	10/8/06	6,060	11/8/06
Andrew Jurenko	Senior Executive	171,207	10/8/06	4,680	11/8/06
Terry Morgan	Senior Executive	149,091	10/8/06		
Mark Riches	Senior Executive	99,992	10/8/06	4,680	11/8/06
Rachel Rowson	Senior Executive	106,221	10/8/06	4,743	11/8/06
Richard Rundle	Senior Executive	219,317	10/8/06	4,508	11/8/06
John Temple	Senior Executive	175,267	10/8/06	4,507	11/8/06
Mike Toms	Senior Executive	164,958	10/8/06	4,680	11/8/06
Tony Ward	Senior Executive	287,850	10/8/06	5,110	11/8/06

G. BAA 1996 Sharesave Scheme (the "Sharesave Scheme")

On the dates shown below, shares issued to certain individuals following an exercise of options under the Sharesave Scheme were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date	Shares	Date
Stephen Nelson	Director	352	10/8/06		
Antony Douglas	Director	1,045	10/8/06		
Margaret Ewing	Director	352	10/8/06		
Peter Blausten	Senior Executive	2,054	10/8/06		
Duncan Garrood	Senior Executive	1,045	10/8/06		
Paul Griffiths	Senior Executive	1,045	10/8/06		
Colin Hargrave	Senior Executive	1,852	10/8/06		
Andrew Jurenko	Senior Executive	1,045	10/8/06		
Terry Morgan	Senior Executive	211	10/8/06	1,291	11/8/06
Mark Riches	Senior Executive	1,171	10/8/06		
Rachel Rowson	Senior Executive	2,054	10/8/06		
Richard Rundle	Senior Executive	1,032	10/8/06		
John Temple	Senior Executive	1,045	10/8/06		
Mike Toms	Senior Executive	1,232	10/8/06		
Tony Ward	Senior Executive	352	10/8/06		

H. Shares purchased under the BAA Share Incentive Plan (the "SIP")

On the dates shown below, shares purchased by certain individuals and held in trust for them by Yorkshire Building Society Trust under the SIP were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date
Antony Douglas	Director	250	10/7/06
Margaret Ewing	Director	768	24/7/06
Duncan Garrood	Senior Executive	447	24/7/06
Paul Griffiths	Senior Executive	231	24/7/06
Colin Hargrave	Senior Executive	768	24/7/06
Ian Hargreaves	Senior Executive	246	10/7/06
Andrew Jurenko	Senior Executive	768	10/7/06
Terry Morgan	Senior Executive	768	10/7/06
Richard Rundle	Senior Executive	768	24/7/06
John Temple	Senior Executive	768	10/7/06
Tony Ward	Senior Executive	768	10/7/06

I. Shares purchased under the Deferred Annual Bonus 2000 and 2005 Plans (the "invested shares")

On the dates shown below, invested shares purchased by certain individuals and held in trust for them by Hill Samuel Offshore Trust Company Limited under the DAB 2000 and DAB 2005 Plans were assented to the Offer at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares	Date	Shares	Date
Antony Douglas	Director	5,383	10/7/06		
Margaret Ewing	Director	16,557	14/8/06	23,774	15/8/06
Peter Blausten	Senior Executive			1,235	15/8/06
Duncan Garrood	Senior Executive			1,041	15/8/06
Paul Griffiths	Senior Executive			6,322	15/8/06
Colin Hargrave	Senior Executive	5,858	14/8/06	7,060	15/8/06
Ian Hargreaves	Senior Executive	491	14/8/06	4,416	15/8/06
Andrew Jurenko	Senior Executive	12,510	10/7/06		
Terry Morgan	Senior Executive			7,669	15/8/06
Mark Riches	Senior Executive	11,360	10/7/06		
Rachel Rowson	Senior Executive	9,514	10/7/06		
Richard Rundle	Senior Executive	18,479	10/7/06		
John Temple	Senior Executive	8,799	10/7/06		
Mike Toms	Senior Executive			11,098	15/8/06
Tony Ward	Senior Executive	5,529	14/8/06	27,711	15/8/06

J. Other

Other than as included in A to I (inclusive) above, the following individuals assented shares to the Offer during the Offer period at a price of 935 pence per share. These shares comprise:

Name	Current Position	Shares
Antony Douglas	Director	9,772
Margaret Ewing	Director	2,090
Donal Dowds	Senior Executive	324
Terry Morgan	Senior Executive	26,631
Mark Riches	Senior Executive	836
Rachel Rowson	Senior Executive	4,746
Richard Rundle	Senior Executive	20,391
John Temple	Senior Executive	9,741
Mike Toms	Senior Executive	12,497
Tony Ward	Senior Executive	19,940